UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Media General, Inc.

(Name of Issuer)
Class A Common Stock, par value $5 per share

(Title of Class of Securities)
584404107

(CUSIP Number)
December 3, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584404107

1.	Names of Reporting Persons. Chou Associates Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3.	Sec Use Only

4.	Citizenship or Place of Organization

	Ontario, Canada

	5.	Sole Voting Power

Number of		1,166,817

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		1,166,817

With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,166,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	5.3% (1)

12.	Type of Reporting Person (See Instructions)

	CO
(1) Based on 22,052,850 outstanding shares of Class A Common Stock as reported in Media General, Inc.’s Form 10-Q for the quarter ended       September 30, 2007.

CUSIP No.	584404107

1.	Names of Reporting Persons. Francis S. M. Chou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Canada

	5.	Sole Voting Power

Number of		1,166,817

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		1,166,817

With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,166,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	5.3% (1)

12.	Type of Reporting Person (See Instructions)

	IN
(1) Based on 22,052,850 outstanding shares of Class A Common Stock as reported in Media General, Inc.’s Form 10-Q for the quarter ended
     September 30, 2007.

CUSIP No.	584404107

1.	Names of Reporting Persons. Chou Associates Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Ontario, Canada

	5.	Sole Voting Power

Number of		1,166,817

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		1,166,817

With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,166,817

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	5.3% (1)

12.	Type of Reporting Person (See Instructions)

	OO
(1) Based on 22,052,850 outstanding shares of Class A Common Stock as reported in Media General, Inc.’s Form 10-Q for the quarter ended September 30, 2007.

Item 1(a) Name of Issuer:
Media General, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
333 E. Franklin St., Richmond, VA 23219
Item 2(a) Name of Person Filing:
     Chou Associates Management Inc., Francis S. M. Chou and Chou Associates Fund (collectively, the “Reporting Persons”).
     This statement is being filed by Mr. Francis S. M. Chou, Chief Executive Officer and Portfolio Manager of Chou Associates Management Inc. Mr. Chou does not own directly or indirectly any securities covered by this statement for his own account. The filing of this statement shall not be construed as an admission that Mr. Chou is the beneficial owner of any of the securities covered by this statement. Chou Associates Management Inc. is the investment advisor of Chou Associates Fund.
Item 2(b) Address of Principal Business Office or, if none, Residence:
110 Sheppard Avenue East, Suite 301, Box 18, Toronto ON M2N 6Y8
Item 2(c) Citizenship:
See Item 4 on the cover page(s) hereto.
Item 2(d) Title of Class of Securities:
Class A Common Stock, par value $5 per share
Item 2(e) CUSIP Number:
584404107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.
Item 4. Ownership

(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.
Item 5. Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
          Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     See attached Exhibit 99.1.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2007	Chou Associates Management Inc.

	By:	/s/ Francis S. M. Chou Name: Francis S. M. Chou
Title: CEO and Portfolio Manager

Francis S. M. Chou

/s/ Francis S. M. Chou

Name: Francis S. M. Chou

Chou Associates Fund

	By:	/s/ Francis S. M. Chou

Name: Francis S. M. Chou
Title: CEO and Portfolio Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Members of Filing Group

99.2	Joint Filing Agreement

EXHIBIT 99.1
Members of Filing Group:
Chou Associates Management Inc.
Francis S. M. Chou
Chou Associates Fund

EXHIBIT 99.2
JOINT FILING AGREEMENT
     Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.
     IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this Joint Filing Agreement to be executed and effective as of the date first written above.

Date: December 20, 2007	Chou Associates Management Inc.

	By:	/s/ Francis S. M. Chou Name: Francis S. M. Chou
Title: CEO and Portfolio Manager

Francis S. M. Chou

/s/ Francis S. M. Chou

Name: Francis S. M. Chou

Chou Associates Fund

	By:	/s/ Francis S. M. Chou

Name: Francis S. M. Chou
Title: CEO and Portfolio Manager